APPENDIX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

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1. Name and address of issuer:

    JPMorgan Trust I
    270 Park Avenue
    New York, NY 10017

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2. The name of each series or class of funds for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes): [ ]

    JPMorgan 100% U.S. Treasury Securities Money Market Fund
    JPMorgan California Municipal Money Market Fund
    JPMorgan California Tax Free Bond Fund
    JPMorgan Credit Opportunities Fund
    JPMorgan Current Income Fund
    JPMorgan Current Yield Money Market Fund
    JPMorgan Emerging Markets Debt Fund
    JPMorgan Federal Money Market Fund
    JPMorgan Inflation Managed Bond Fund
    JPMorgan Intermediate Tax Free Bond Fund
    JPMorgan Managed Income Fund
    JPMorgan Multi-Sector Income Fund
    JPMorgan New York Municipal Money Market Fund
    JPMorgan New York Tax Free Bond Fund
    JPMorgan Prime Money Market Fund
    JPMorgan Real Return Fund
    JPMorgan Strategic Income Opportunities Fund
    JPMorgan Tax Aware High Income Fund
    JPMorgan Tax Aware Income Opportunities Fund
    JPMorgan Tax Free Money Market Fund
    JPMorgan Total Return Fund
    JPMorgan Smart Allocation Income Fund

| 3. | Investment Company Act File Number: | 811-21295 |
| | Securities Act File Number: | 333-103022 |

4(a). Last day of the fiscal year for which this notice is filed:

February 28, 2013

4(b). [ ] Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal
year pursuant to section 24(f): $2,032,582,277,256

(ii) Aggregate price of securities redeemed or repurchased
during the fiscal year: $2,038,609,030,000

(iii) Aggregate price of securities redeemed or repurchased
during any prior fiscal year ending no earlier than
October 11, 1995 that were not previously used to reduce
registration fees payable to the Commission. $43,206,781,973

(iv) Total available redemption credits [Add items 5(ii) and 5(iii)]: - $2,081,815,811,973

(v) Net Sales - If item 5(i) is greater than item 5(iv)
[subtract Item 5(iv) from Item 5(i)] $0

(vi) Redemption credits available for use in future years - if
Item 5(i) is less than Item 5 (iv) [subtract Item 5(iv) from
Item 5(i)]: ($49,233,534,717)

(vii) Multiplier for determining registration fee (See Instruction C.9): 0.0001364

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)]:
(enter "0" if no fee is due): = $0.00

6. Prepaid shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under
the Securities Act of 1933 pursuant to rule 24e-2 as in effect before [effective date of recision of rule 24e-2],
then report the amount of securities (number of shares or other units) deducted here: _____0_____ .
If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold
at the end of the fiscal year for which this form is filed that are available for use by the issuer in future
fiscal years, then state that number here: _____0_____ .

SEC 2393 (6-02)

7. Interest due.-- if this Form is being filed more than 90 days after the end of the issuers fiscal year (see Instruction D):

$0

8. Total of amount of the registration fee due plus any interest due [Line 5(viii) plus line 7].

$0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository:
Not Applicable

Method of Delivery:
[   ] Wire Transfer
[   ] Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*

Jeffery A. Reedy, Assistant Treasurer

Date: May 23, 2013

* Please print the name and title of the signing officer below the signature.